JNL VARIABLE FUND LLC
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

June 5, 2015

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re:	JNL Variable Fund LLC
File Nos: 333-68105 and 811-09121

Dear Sir/Madam:

On behalf of JNL Variable Fund LLC (the "Fund"), enclosed herewith for electronic filing pursuant to Rule 14a under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting, Proxy Statement, and Form of Proxy and Voting Instruction Card to be sent to the members of the Fund and its contract owners in connection with a special meeting of members.

The proposal for consideration by Members of the Fund are as follows:

1.	Members of the JNL/Mellon Capital DowSM 10 Fund only, voting separately: To approve or disapprove a change to the investment strategy of the Fund ("Proposal" or "Strategy Change").

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The members' meeting for the Fund is scheduled to be held on August 20, 2015.  Please do not hesitate to contact me at (517) 367-4336 to discuss the Preliminary Proxy Statement or if you have any questions concerning this filing.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary

encs.